

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 31, 2017

Mark C. Throdahl
Chief Executive Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

> **Re: OrthoPediatrics Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 10, 2017**
> **File No. 333-212076**

Dear Mr. Throdahl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

Litigation or other proceedings . . ., page 41

1.   Please clarify why you deleted disclosure regarding your lack of awareness of third-party claims.

Overview, page 59

2.   We note the disclosure regarding your 30% compound annual growth rate since 2011. If that percentage is not indicative of your growth during the most recent fiscal years or periods, as indicated by your disclosure on page 57, please revise to clarify and explain the reason for the lower growth. Also, if recent, lower growth is indicative of a material known trend, please provide the disclosure required by Item 303 of Regulation S-K.

Product Pipeline, page 88

3.   We note your revised disclosure here. Please revise to indicate the status of development and regulatory status for each of the products you list in your product pipeline.

Stockholders Agreement, page 118

4.   Please clarify the "certain" board representation rights Squadron will have following the completion of this offering.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Charles K. Ruck, Esq.
        Latham & Watkins LLP